Exhibit 12(a)

Aon Corporation and Consolidated Subsidiaries

Combined With Unconsolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	Jun. 30,		Years Ended December 31,
(millions except ratios)	2006	2005	2005	2004	2003	2002	2001

Income from continuing operations before provision for income taxes and minority interest	$554	$540	$865	$762	$992	$698	$174

Less: Earnings from unconsolidated entities under the equity method of accounting	4	3	7	34	49	19	(139)

Add back fixed charges:

Interest on indebtedness (1)	65	65	125	136	101	124	127

Interest credited on deposit-type insurance contracts	—	—	—	1	—	29	56

Portion of rents representative of interest factor	38	35	71	73	67	59	57

Income as adjusted	$653	$637	$1,054	$938	$1,111	$891	$553

Fixed charges:

Interest on indebtedness (1)	$65	$65	$125	$136	$101	$124	$127

Interest credited on deposit-type insurance contracts	—	—	—	1	—	29	56

Portion of rents representative of interest factor	38	35	71	73	67	59	57

Total fixed charges	$103	$100	$196	$210	$168	$212	$240

Ratio of earnings to fixed charges	6.3	6.4	5.4	4.5	6.6	4.2	2.3

(1)

As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities. This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense ($29 million for both the six months ended June 30, 2006 and 2005 and $58 million for the years ended December 31, 2005 and 2004) on these notes payable is reported as part of interest expense on the condensed consolidated statements of income.